UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number:	3235-0101
Washington, D.C. 20549					Expires:	March 31, 2011
Estimated average burden
FORM 144					hours per response	2.00
NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO		WORK LOCATION
General Motors Co		27-0756180	001-34960
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO
300 Renaissance Center		Detroit	MI	48265-3000	313-656-5000

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET		CITY	STATE	ZIP CODE
Motors Liquidation Co	10% stockholder as of March 31, 2011	401 S. Old Woodward, Suite 370		Birmingham	MI	48009

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the			Number of Shares	Aggregate	Number of Shares	Approximate	Name of Each
Class of	Name and Address of Each Broker Through Whom the	Broker-Dealer	or Other Units	Market	or Other Units	Date of Sale	Securities
Securities To Be Sold	Securities are to be Offered or Each Market Maker	File Number	To Be Sold	Value	Outstanding	(See instr. 3(f))	Exchange
	who is Acquiring the Securities		(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(MO. DAY YR.)	(See instr. 3(g))
Common Stock	Wilmington Trust Company		87,182 shares	$2,718,334.76 (as of 5/20/11)	1,560,786,154 shares of Common Stock as of 5/2/11	Beginning 5/24/11	NYSE
Warrants to acquire Common Stock (1)	Wilmington Trust Company		79,256 $10 Warrants	$1,757,105.52 (as of 5/20/11)	136,363,635 $10 Warrants as of 3/15/11	Beginning 5/24/11	NYSE
Warrants to acquire Common Stock (2)	Wilmington Trust Company		79,256 $18.33 Warrants	$1,283,154.64 (as of 5/20/11)	136,363,635 $18.33 Warrants as of 3/15/11	Beginning 5/24/11	NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	7/10/09	See Footnote (4)	Issuer	150,000,000 shares (3)	7/10/09	See Footnote (7)
Warrants to acquire Common Stock (1)	7/10/09	See Footnote (5)	Issuer	Warrants to acquire 136,363,635 shares (3)	7/10/09	See Footnote (7)
Warrants to acquire Common Stock (2)	7/10/09	See Footnote (6)	Issuer	Warrants to acquire 136,363,635 shares (3)	7/10/09	See Footnote (7)

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

EXPLANATION OF RESPONSES:

  Warrants to acquire Common Stock with an exercise price set of $10.00 per share (“$10 Warrants”).
  Warrants to acquire Common Stock with an exercise price set of $18.33 per share (“$18.33 Warrants”)
  The number of shares of Common Stock, the number of shares issuable upon exercise of the warrants to acquire Common Stock, and the exercise price of the warrants were adjusted to account for a three-for-one stock split of the Common Stock effected in connection with the initial public offering of the Common Stock in November 2010.
  Motors Liquidation Company ("MLC") acquired the shares of Common Stock as partial consideration for the sale of substantially all of its assets to General Motors Company.
  MLC acquired the $10 Warrants as partial consideration for the sale of substantially all of its assets to General Motors Company.
  MLC acquired the $18.33 Warrants as partial consideration for the sale of substantially all of its assets to General Motors Company.
  As partial consideration for the sale of substantially all of the assets of Motors Liquidation Company to General Motors Company.

REMARKS:

Motors Liquidation Company has not sold any shares of General Motors Company common stock or warrants that are exercisable for shares of General Motors Common stock during the past 3 months. However, Motors Liquidation Company distributed 113,123,717 shares of General Motors Company common stock, 136,363,635 $10 Warrants and 136,363,635 $18.33 Warrants on or about April 21, 2011 pursuant to Motors Liquidation Company’s Second Amended Joint Chapter 11 Plan, which was confirmed by the United States Bankruptcy Court for the Southern District of New York on April 4, 2011.

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

May 23, 2011	/s/ James Selzer
DATE OF NOTICE	(SIGNATURE)
May 24, 2011
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)